Exhibit (d)(5)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

VOYA INVESTMENT MANAGEMENT CO. LLC

Series	Annual Sub-Advisory Fee
(as a percentage of average daily
Assets allocated to the Sub-Adviser)

Voya Investment Grade Credit Fund	0.18%

Voya Securitized Credit Fund	0.225%

Voya VACS Series EMCD Fund
(formerly, Voya Emerging Markets	0.00%
Corporate Debt Fund)

Voya VACS Series EMHCD Fund	0.00%

Voya VACS Series SC Fund	0.00%